SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Smart Online, Inc.

Common Stock, par value $0.001

83171V 10 0

Henry Nouri
Smart Online, Inc.
2530 Meridian Parkway
Durham, North Carolina 27713

with a copy to:

James F. Verdonik, Esq.
Daniels Daniels & Verdonik, P.A.
1822 NC Highway 54 East, Suite 200
Durham, North Carolina 27713
(919) 544-5444

February 15, 2005

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Schedule 13D	Page 2 of 6

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Henry Nouri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF and OO (see Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 250,000 8. SHARED VOTING POWER: 2,841,984 9. SOLE DISPOSITIVE POWER: 250,000 10. SHARED DISPOSITIVE POWER: 2,841,984
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,091,984 See Item 5(a)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☒ See Item 5(a)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Schedule 13D

Item 1.      Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of SmartOnline, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 2530 Meridian Parkway, Durham, North Carolina 27713.

Item 2.     Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Henry Nouri (the “Reporting Person”).

(b)    The business address of the Reporting Person is c/o Smart Online, Inc., 2530 Meridian Parkway, Durham, North Carolina, 27713.

(c)    The Reporting Person is a director of the Company and Vice President.

(d)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

(e)    The Reporting Person has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

Reporting Person acquired the shares when the Reporting Person started the Company and subsequent purchases from the Company, as part of compensation arrangements of the Company.

Item 4.     Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock of the Company for investment purposes.

(a)          Except as set forth below in this paragraph (a), the Reporting Person does not have any plans or proposals that relate to, or would result in, the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

The securities of the Company held by the Reporting Person constitute a significant portion of the Reporting Person’s total personal net worth. One of the Reporting Person’s investment goals is diversification, which would require some sales of the securities of the Company by the Reporting Person. Accordingly, the Reporting Person may, from time to time, make decisions to sell securities of the Company based upon then-prevailing market conditions.

From time to time the Reporting Person may receive stock options or other grants of securities of the Company as part of his compensation as an officer and director.

The Reporting Person signed a lock-up agreement (the “Lock-up Agreement”) that restrict the sale of all the shares owned by the Reporting Person reported in this Report. These transfer restrictions include, among other restrictions, a “lock-up” agreement preventing the sale or transfer of the shares (other than transfers to certain related parties). The restrictions are effective through September 30, 2006, but commencing October 1, 2005, the Reporting Person, subject to the provisions of the Lock-up Agreement may transfer up to 8.5% of such holder’s shares of Common Stock during each calendar month.

(b)          The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries. The Company will, however, be evaluating acquiring all or parts of other companies as part of its business strategy and may from time to time do such acquisitions.

(c)          The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)          The Reporting Person does not have any specific plans to change the present Board of Directors or management of the Company. The Company, however, as a goal to increase the number of independent directors and to add experienced management. The Company will, therefore, be evaluating suitable candidates from time to time.

(e)          The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Company, except that the Company may from time to time sell additional securities to raise capital.

(f)          The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)          The Reporting Person does not have any plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person.

(h)          The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)          The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)          The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)          The Reporting Person beneficially owns 3,091,984 shares of Common Stock, which, based on the Company’s most recent Registration Statement on Form SB-2 Form, represents approximately 26% of the issued and outstanding shares of Common Stock. Of this amount, (i) 2,841,984 shares are owned by American Investment Holding Group, a Delaware corporation, owned by Michael and Henry Nouri, and as to which they share the power to vote and the power to dispose of such shares, and (ii) 250,000 shares can be acquired upon the exercise of options, which can be exercised at any time.

The Reporting Person’s brother, Michael Nouri, owns an additional 87,043 through Charter Holdings LLC, a Nevada limited liability company, owned by Michael Nouri, 23,000 shares of common stock, which are owned by a trust for which Michael Nouri is the trustee and is not a beneficiary, and 250,000 shares of Common Stock (in addition to the shares reported as jointly owned with the Reporting Person above), which includes 250,000 shares that can be acquired upon the exercise of options which can be exercised at any time. The Reporting Person disclaims beneficial ownership of these shares of Michael Nouri.

(b)          The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 250,000 shares of Common Stock reported in Item 5(a) of this Schedule 13D. Michael Nouri shares with the Reporting Person the power to vote and to dispose of or to direct the disposition of 2,841,984 of the shares of the Reporting Person.

The business address of Michael Nouri is c/o SmartOnline, Inc., 2530 Meridian Parkway, Durham, North Carolina, 27713. Michael Nouri is a director of the Company and its Chief Executive Officer. Michael Nouri has not, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding. Michael Nouri has not, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Michael Nouri was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Michael Nouri is a citizen of the United States of America.

(c)          The Reporting Person acquired all the shares reported prior to 60 days before the date of this Report.

(d)          Except for the Reporting Person and his brother, Michael Nouri, with respect to 2,841,984 shares owned by the Reporting Person, no other person has the right to received dividends or proceeds from the sale of securities reported herein, or to direct receipt of dividends or proceeds from the sale of securities reported herein.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as disclosed in this Schedule 13D, the Reporting Person does not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company. See Answer to Item 4(a) for description of relevant contracts.

Item 7.     Material to be Filed as Exhibits.

1.     Not applicable.

2.     Lock-Up Agreement dated as of January 1, 2004

3.     Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 22, 2005	/s/ Henry Nouri
Signature

Type Name:: Henry Nouri